EXHIBIT 12.1


                               INTEL CORPORATION


                    STATEMENT SETTING FORTH THE COMPUTATION
          OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

                            (In millions, except ratios)


                                                   Years Ended
                          ----------------------------------------------------
                          Dec. 25,   Dec. 31,   Dec. 30,   Dec. 28,   Dec. 27,
                            1993       1994       1995       1996       1997
                          --------   --------   --------   --------   --------
Income before taxes       $3,530     $3,603     $5,638     $7,934     $10,659

Add - Fixed charges net
  of capitalized interest     58         66         38         41          43
                          ------     ------      ------    ------     -------

Income before taxes and
  fixed charges (net of
  capitalized interest)   $3,588     $3,669      $5,676    $7,975     $10,702
                          ======     ======      ======    ======     =======

Fixed charges:

Interest*                 $   50     $   57      $   29    $   25     $    27

Capitalized interest           8         27          46        33           9

Estimated interest
  component of rental
  expense                      8          9           9        16          16
                          ------     ------      ------    ------     -------
Total                     $   66     $   93      $   84     $  74     $    52
                          ======     ======      ======    ======     =======


Ratio of earnings before
  taxes and fixed
  charges, to fixed
  charges                    54x        39x         68x      108x        206x



* Interest expense includes the amortization of underwriting fees for the relevant periods outstanding.